Exhibit 21.1

ENCANA CORPORATION

Significant Subsidiaries

December 31, 2018

1.	1847432 Alberta ULC, incorporated in Alberta
2.	Alenco Inc., incorporated in Delaware
3.	Encana Oil & Gas (USA) Inc., incorporated in Delaware
4.	1977994 Alberta ULC, incorporated in Alberta
5.	Encana Global Holdings S.a r.l., incorporated in Luxembourg
6.	Encana Leasehold Limited Partnership, registered in Alberta
7.	Cutbank Ridge Partnership, registered in Alberta

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